1/1 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES TRANSACTIONS UNDER THE SHARE REPURCHASE PROGRAM Amsterdam, 10 February 2026 Ferrovial (Ticker: “FER”) refers to the announcement disclosed to the market on 12 December 2025, regarding the implementation of a repurchase program for its own shares (the “Program”). The Company reports that, during the period between 2 and 6 February 2026, it has carried out the following transactions under the Program. Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/. Within the framework of the Program, since its beginning up to and including 6 February 2026, the Company has repurchased a total of 1,674,429 shares for a total amount of 95,631,523.70 euro. Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies, with a distinctive integrated business model supporting the entire lifecycle of a project from design, financing and construction to operation and maintenance. The company has a global presence and employs over 25,500 people worldwide. North America is the company’s growth engine, representing the majority of its asset value, based on analysts’ consensus valuation. Ferrovial is triple listed on the U.S, Spanish and Dutch stock markets. It is included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index) and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. Date Security Trading venue Number of shares purchased Weighted Average Price (€) 02/02/2026 FER US trading venues 43,400 57.71 03/02/2026 FER US trading venues 44,000 57.89 04/02/2026 FER US trading venues 44,500 57.84 05/02/2026 FER US trading venues 44,900 58.11 06/02/2026 FER US trading venues 43,400 59.98 Total 220,200 58.30